MY TRAVEL

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

03 FEB 25 AM 7:21

20 February 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

03007412

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 20 February 2003, the Company filed with the London Stock Exchange an announcement regarding a Directors Shareholding .

A copy of the relevant documentation is enclosed for your review.

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

Very truly yours,

pp. Karen Vaux

Mike Vaux
Group Company Secretary's Office
<u>MyTravel Group plc</u>

Enclosures

dlo 3/18

Announcement Submitted

Your announcement has been successfully submitted and will be released by RNS in accordance with your instructior announcement details are reproduced below for your information:

Company Name	MyTravel Group plc
Category	Director Shareholding
Headline	Director Shareholding
Release Instructions	Immediate Release
Related Company Information	None
Additional Distribution	None.
Contact Name	Michael Vaux
Contact Telephone No	0161 232 6567

The RNS number for the announcement is 7745H.

Announcement 7745H will now appear in your Status List.

Review Announcement

1 details — 2 text — 3 review — 4 submit

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on ***confirm***. If you need to make any changes to the announcement details you have assigned, click on ***previous***.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provides you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on ***cancel*** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information, details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

Company Name	MyTravel Group plc
Category	Director Shareholding
Headline	Director Shareholding
Release Instructions	Immediate Release
Related Company Information	None

Contact Name	Michael Vaux
Contact Telephone No	0161 232 6567
Additional Distribution	None

Full Announcement Text

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

MyTravel Group plc

2. Name of director

Sir Tom Farmer

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

As in 2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

Not applicable

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

1,000,000

8. Percentage of issued class

0.202%

9. Number of shares/amount of stock disposed

Not applicable

10. Percentage of issued class

Not applicable

11. Class of security

Ordinary shares of 10p each

12. Price per share

17.5p

13. Date of transaction

20 February 2003

14. Date company informed

20 February 2003

15. Total holding following this notification

3,575,000

16. Total percentage holding of issued class following this notification

0.722%

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Mike Vaux, Assistant Company Secretary – 0161 232 6567

25. Name and signature of authorised company official responsible for making this notification

Mike Vaux Assistant Company Secretary

Date of Notification

20 February 2003

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0) 161 232 0066
f +44 (0) 161 232 6524
www.mytravelgroup.com

03 FEB 25 AM 7:21

21 February 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 20 February 2003, the Company filed with the London Stock Exchange an announcement regarding Notification of Major Interests in Shares.

A copy of the relevant documentation is enclosed for your review.

Very truly yours,

pp. Karen Haulet

Mike Vaux
Group Company Secretary's Office
MyTravel Group plc

Enclosures

Announcement Submitted

Your announcement has been successfully submitted and will be released by RNS in accordance with your instructions. The announcement details are reproduced below for your information:

Company Name	MyTravel Group plc
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None
Additional Distribution	None.
Contact Name	Michael Vaux
Contact Telephone No	0161 232 6567

The RNS number for the announcement is 7806H.

Announcement 7806H will now appear in your Status List.

Review Announcement

details — text — review — submit

Your announcement has been successfully processed by the RNS system and is ready for your review. If you are satisfied with the announcement content, click on ***confirm***. If you need to make any changes to the announcement details you have assigned, click on ***previous***.

Should you identify any formatting or presentational issues within the text of your announcement the RNS Good Formatting Guide provides you with useful advice on the creation of HTML format documents which should ensure presentational quality and facilitate RNS in the speedy and accurate release of your announcement to the market. Please contact RNS Customer Services on 020 7797 4400 if you experience any major formatting issues not covered by this guide.

Click on ***cancel*** if you decide that you want to cancel the process of submitting this announcement. Please note that if you decide to cancel, none of the information that you have entered will be saved.

Items Removed From File
Some invalid HTML tags have been removed, this should not affect the content of your announcement. If you require more information, details of the tags that were removed are given below (see Help for further explanation):

- XML tags (details)

Announcement Details

Company Name	MyTravel Group plc
Category	Holding(s) in Company
Headline	Holding(s) in Company
Release Instructions	Immediate Release
Related Company Information	None

Contact Name	Michael Vaux
Contact Telephone No	0161 232 6567
Additional Distribution	None

Full Announcement Text

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

FMR Corp and its direct and indirect subsidiaries and Fidelity International Limited and its direct and indirect subsidiaries

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial interest

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Registered holder	Shares held
Chase Nominees Limited	4,511,400
State Street Nominees Limited	192,600

HSBC	694,800
State Street Bank & Trust	1,405,800
Chase Manhattan Bank London	2,592,407

The following shares are from the assumed conversion of 591,896 convertible securities

Registered holder	
Mellon Bank	40,382
State Street Bank & Trust Company	6,283,368
Brown Brothers Harriman Ltd LUX	48,081
HSBC Client Holdings Nominee (UK) Limited	45,146
Total	**15,813,984**

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

Ordinary shares of 10p

10. Date of transaction

Not supplied

11. Date company informed

20 February 2003

12. Total holding following this notification

15,813,984

13. Total percentage holding of issued class following this notification

3.20%

14. Any additional information

15. Name of contact and telephone number for queries

Michael Vaux, Assistant Company Secretary – 0161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Michael Vaux, Assistant Company Secretary

Date of notification

20 February 2003

Fidelity Investments®

RECEIVED BY COURIER.

RECEIVED
12 FEB 2003
Company Secretary's Office

February 7, 2003

MyTravel Group PLC
Parkway One
Parkway Business Centre
300 Princess Rd
Manchester M14 7 QU
United Kingdom

FAX: 011-44-1-61-23-26-524

ATTN: Company Secretary

Dear Sirs,

Enclosed are notifications of disclosable interests under the U.K. Companies Act 1985. Please note that while this information details the disclosable interests of more than one entity, the enclosed disclosure constitutes separate notifications of interest which have been combined solely for purposes of clarity and efficiency. It is not intended to indicate that any of these entities act as a group or in concert with respect to these interests.

These disclosures are made in the interest of conformity with the Companies Act. The Interest detailed herein were acquired solely for investment purposes. For disclosure purposes, holdings should be represented as FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries, both being non-beneficial holders.

If you have any questions please contact Julie Finocchio at (617) 563-7883 or by FAX at (617) 476-0363.

Kindest regards,

Julie Finocchio
Compliance Specialist

idelity Investments®

NOTIFICATIONS UNDER SECTIONS 198 TO 202 - - U.K. COMPANIES ACT

1. Company in which shares are held: MyTravel Group Plc.

2. Notifiable Interest: Ordinary Shares + Convertibles

(A) FMR Corp.
82 Devonshire Street
Boston, MA 02109

Parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts. (See Schedule A for listing of Registered Shareholders and their holdings).

(B) Fidelity International Limited (FIL)
P.O. Box HM 670
Hamilton HMCX, Bermuda

Parent holding company for various direct and indirect subsidiaries, including Fidelity Investment Services Ltd. (FISL), investment managers for various non-US investment companies and institutional clients. (See Schedule A for listing of Registered Shareholders and their holdings.)

3. The notifiable interests also comprise the notifiable interest of:

Mr. Edward C. Johnson 3d
82 Devonshire Street
Boston, MA 02109

A principal shareholder of FMR Corp. and Fidelity International Limited.

4. The notifiable interests include interest held on behalf of authorized unit trust schemes in the U.K., notwithstanding the exemption from reporting pursuant to Section 209 (1)(h) of the Companies Act 1985.

Fidelity Investments®

5. These notifications of disclosable interests constitute separate notifications of interest in the shares and are combined solely for the purposes of clarity. Nothing herein should be taken to indicate that FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries or Mr. Edward C. Johnson 3d act as a group or in concert in respect of the disclosed interests, or that they are required to submit these notifications on a joint basis.

6. The disclosable interests arise under section 208 (4) (b) of the Act, namely where a person, not being the registered holder, is entitled to exercise a right conferred by the holding of the shares or to control the exercise of such rights, or under section 203 of the Act respectively.

By Eric D. Roiter

Eric D. Roiter
Senior V.P. & General Counsel - FMR Co.
Duly authorized under Powers of Attorney dated December 30, 1997, by and on behalf of FMR Corp. and its direct and indirect subsidiaries, and Fidelity International Limited and its direct and indirect subsidiaries.

Schedule A

Security: Mytravel Group Plc

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	4,511,400	FMRCO	Chase Nominees Limited
	192,600	FMRCO	State Street Nominees Limited
	694,800	FMRCO	HSBC
	1,405,800	FMTC	State Street Bank & Trust
	2,592,407	FISL	Chase Manhattan Bank London

The following shares are from the assumed conversion of 591,896 convertible securities

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
	40,382	FMRCO	Mellon Bank
	6,283,368	FMRCO	State Street Bank & Trust Company
	48,081	FIL	Brown Brothers Harriman Ltd. LUX
	45,146	FIL	HSBC Client Holdings Nominee (UK) Limited

Total Ordinary Shares+ADRs	15,813,984
Current ownership percentage:	3.22%
Shares in issue:	491,200,000